Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A. ATTORNEYS AND COUNSELORS AT LAW
Daniel H. April David F. Cunningham Patrick J. Dolan John M. Hickey C.W.N. Thompson, Jr. Of Counsel Megan Hadley Koehler* *Not admitted in New Mexico Janet Clow, Retired

May 20, 2019

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust
Registration Number under the Securities Act of 1933: 33-14905
Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission (“SEC”) on April 24, 2019 respecting post-effective amendment number 140 to the registrant’s registration statement under the Investment Company Act of 1940, filed on Form N-1A on March 22, 2019, relating to the Thornburg Capital Management Fund (the “Fund”).

The revisions to the registration statement that are described below are expected to be made in substantially the same form described, in the next post-effective amendment filed in respect of the Fund.

1.

Principal Investment Strategies. The staff noted the Fund’s principal investment strategy includes investments in foreign securities. The staff inquired whether these investments include principal investments in emerging and frontier market securities, and if so, to add disclosure to the principal investment strategies to describe such investments and add attendant risk disclosures to the Fund’s principal investment risks. If not, the staff asked that the registrant confirm supplementally that emerging and frontier market securities are not principal investments of the Fund.

Response. At the current time, the registrant does not expect that the Fund will invest as a principal investment strategy in emerging and frontier market securities.

2.

Principal Investment Strategies. The staff requested that the Fund modify the disclosures relating to the Fund’s principal investment strategies to name specifically any foreign countries which the Fund invests principally in and to revise the Fund’s principal investment risks to identify any specific principal risks attendant to investments in those foreign countries.

Response. At the current time, the registrant does not expect that the Fund will invest as a principal investment strategy in a specific foreign country. The registrant confirms that it will modify its prospectus disclosures to name specifically any particular foreign countries which the Fund invests principally in and the principal risks attendant thereto, considering all pertinent factors.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

May 20, 2019

3.

Principal Investment Strategies. The staff asked that the language “but not limited to” in the third sentence of the second paragraph of the principal investment strategies be removed.

Response. The registrant will delete the referenced phrase.

4.

Principal Investment Strategies. The staff noted that principal investment strategies of the Fund include U.S. and foreign bank obligations and requested that disclosure regarding the types of U.S. and foreign bank obligations that the Fund may invest in be added to the principal investment strategies. The staff also requested that the Fund modify the disclosures relating to the Fund’s principal investment risks to identify any specific principal risks attendant to its investments in U.S. and foreign bank obligations.

Response. The registrant will address the staff’s request by adding the following types of U.S. and foreign bank obligations to the Fund’s principal investment strategies disclosure: certificates of deposit, commercial paper, unsecured bank promissory notes, and bankers’ acceptances. The registrant believes that the risks of such types of U.S. and foreign bank obligations are adequately described in the Fund’s current principal risk investment disclosures regarding interest rate risk, prepayment and extension risk, and credit risk.

5.

Principal Investment Strategies. The staff noted that the Fund’s principal investment strategies include investment in obligations of U.S. territories and possessions and asked whether those investments include principal investments in Puerto Rico. If so, the staff requested that the registrant disclose that fact in the discussion of its principal investment strategies and also disclose the principal investment risks associated with investments in Puerto Rico.

Response. At the current time, the registrant does not expect that the Fund will invest as a principal investment strategy in obligations of Puerto Rico.

6.

Principal Investment Strategies. The staff noted that the Fund’s principal investment strategies include investments in repurchase agreements. The staff requested that the Fund define what “repurchase agreements” are in the principal investment strategies disclosure and add the specific principal risks attendant to repurchase agreements to the Fund’s principal investment risks.

Response. At the current time, the registrant does not expect that the Fund will invest as a principal strategy in repurchase agreements. Accordingly, the registrant will remove the references to repurchase agreements from the Fund’s principal investment strategies disclosure.

7.

Principal Investment Risks. The staff requested that the registrant re-order the principal risks in order of significance to the Fund. The staff referred the registrant to the transcript of a speech delivered by Dalia Blass, Director of the SEC Division of Investment Management, at the ICI Securities Law Developments Conference on October 25, 2018 and to SEC Division of Investment Guidance No. 2014-08: Guidance Regarding Mutual Fund Enhanced Disclosure.

Response. The registrant respectfully declines to make the requested change. The registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order.

8.

Principal Investment Risks. The staff asked the registrant to consider whether the disclosures about the Fund’s principal investment strategies correlate to the disclosures about the Fund’s principal investment risks, noting that Item 4(b)(1) of Form N-1A requires a registrant to summarize its principal risks based on the information that the registrant has supplied about its principal investment strategies. The staff requested that the registrant add risk disclosure to the extent that Fund’s current principal risks do not include the attendant risks of the types of investments disclosed in the Fund’s principal investment strategies.

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   Attorneys and Counselors at Law

Kimberly Browning

May 20, 2019

Response. The registrant has considered the staff’s comment and determined that the disclosures about the Fund’s principal investment strategies adequately describe how the Fund intends to achieve its investment objective, including identifying the types of securities in which the Fund will principally invest, and that the disclosures about the Fund’s principal investment risks adequately describe the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect the Fund’s net asset value, yield, and total return. In that respect the registrant confirms for the staff that the discussion of the Fund’s principal investment strategies “correlate” to the discussion of the Fund’s principal investment risks. The registrant also notes that it has reviewed the risks applicable to each of the investments described in the Fund’s principal investment strategies disclosure to evaluate whether any of those investments present unique risks that rise to the level of a principal risk and that are not already referenced in the existing disclosures, and has determined that the existing disclosure about the Fund’s principal risks is sufficient and fulfills the requirements of Form N-1A.

9.

Pricing of Fund Shares. The staff asked the registrant to confirm whether the Fund’s investments in foreign bank obligations, obligations of foreign governments and their agencies and instrumentalities, and obligations of foreign companies would result in the Fund investing in securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares. If so, the staff asked the registrant to include the disclosure required by Instruction 2 to Item 11(a)(3) of Form N-1A.

Response. The registrant confirms that the Fund does not currently invest in securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares. Therefore, the disclosure required by Instruction 2 to Item 11(a)(3) is not applicable to the Fund.

Statement of Additional Information

10.

Investing in Foreign Debt Obligations. The staff noted that the Fund’s statement of additional information includes disclosure regarding risks relating to the United Kingdom’s withdrawal from the European Union (“Brexit”). The staff asked whether the Fund’s investments in foreign debt obligations result in Brexit being a principal investment risk of the Fund. If so, the staff requested that the registrant disclose that fact in the discussion of its principal investment strategies and also disclose the principal investment risks associated with those investments. If not, the staff asked that the registrant confirm supplementally that risks related to Brexit are not principal risks of the Fund.

Response. At the current time, the risks related to Brexit are not principal risks of the Fund.

Other Matters

Please contact me or Meg Koehler with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.   Attorneys and Counselors at Law